NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
Larry Shackelford T: 404.322.6173 larry.shackelford@nelsonmullins.com	201 17th Street NW, Suite 1700 Atlanta, GA 30363 T: 404.322.6000 F: 404.322.6050 nelsonmullins.com

April 10, 2023

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Taylor Beech Ms. Erin Jaskot

RE:	Data Knights Acquisition Corp. Amendment No. 5 to Registration on Form S-4 Filed April 7, 2023 File No. 333-266274

Ladies and Gentlemen:

On behalf of Data Knights Acquisition Corp. (the “Company”), we are hereby responding to the letter dated February 17, 2023 (the “Fifth Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Amendment No. 4 to Registration Statement on Form S-4 filed February 3, 2023 (the “Registration Statement”). In response to the Fifth Comment Letter and to update certain information in the Registration Statement, the Company is submitting its Amendment No. 5 to the Registration Statement (the “Amended Registration Statement”) with the Commission today.

Capitalized terms used but not defined in this letter have the meanings as defined in the Amended Registration Statement.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

California | Colorado | District of Columbia | Florida | Georgia | Maryland | Massachusetts

Minnesota | New York | North Carolina | Ohio | South Carolina | Tennessee | Texas | Virginia | West Virginia

Securities and Exchange Commission

April 10, 2023

Questions and Answers About the Proposals

Q. How Does the Sponsor Intend to Vote on the Proposals?, page 10

1.	We note your response to comment 13 and reissue our comment in part. It appears that your disclosure on page 10 which states that "the Insiders own of record and are entitled to vote an aggregate of approximately 20% of the outstanding shares of Data Knights Class A Common Stock through their ownership of Founder Shares," includes shares held by PIPE investors. Given that PIPE investors will not be voting on the Proposals, please revise to present the Insiders' ownership prior to the PIPE investment or any other alternative financing.

Response: The Amended Registration Statement has been revised on page 11 to correct the percentage of the outstanding shares of Data Knights Common Stock which may be voted by the Insiders.

Q. How do redemptions of Data Knights' Public Shares impact the Closing..., page 20

2.	We reissue comment 3 in part. Please clarify, to the extent accurate, that non-redemption agreements would not be sufficient to ensure you meet the Minimum Cash Condition.

Response: The Amended Registration Statement has been revised on page 20 to disclose that non-redemption agreements would not be sufficient to ensure that the Company satisfies the Minimum Cash Condition.

Unaudited Pro Forma Condensed Combined Financial Information, page 46

3.	Rule 11-01(a)(8) of Regulation S-X requires transactions to be probable to be included in pro forma financial information. Therefore, if consummation of the PIPE is not probable, please remove this pro forma adjustment.

Response: In response to SEC’s comment, the pro forma financial information has been revised to remove this pro forma adjustment.

OneMedNet Management's Discussion and Analysis of Financial Condition and Results of Operations, page 184

4.	We note the revised disclosure in response to comment 11. However, this disclosure should be provided in MD&A of OneMedNet, which starts on page 184, rather than in the notes to the financial statements. Please revise to move the added disclosure to MD&A. Please also revise the table of contents at the beginning of your filing to include MD&A.

Response: We acknowledge the Staff’s comment and have updated the Registration Statement accordingly, including updating OneMedNet’s MD&A and removing the prior information inserted in the financial statements.

Securities and Exchange Commission

April 10, 2023

Executive Compensation of OneMedNet Outstanding Equity Awards, page 198

5.	We note your disclosure that OneMedNet has no outstanding equity awards, yet we also note that your summary compensation table suggests equity awards were granted in each of the last three fiscal years. Please confirm that there were no equity awards outstanding as of December 31, 2022, or provide the disclosure required by Item 402(p).

Response: In response to the Staff’s comment, we have amended the disclosure on page 200 of the Registration Statement provide the disclosure required by Item 402(p).

Exhibits

6.	We note your response to comment 10 that you have redacted the names of the parties to exhibits 10.18 and 10.19 because they are confidential. However, we do not see that the exhibit index or exhibits contain the disclosure required by Item 601(b)(10)(iv) indicating that you are redacting certain terms, and the redacted terms are not marked in the agreement. To the extent you wish to redact terms that are both not material and are the type that you treat as private and confidential, please revise to follow the procedure set forth in Item 601(b)(10)(iv). In the alternative, please file unredacted copies of these agreements.

Response: In response to the Staff’s comment, we have amended the index and exhibits to contain the disclosure required by Item 601(b)(10)(iv).

General

7.	We note your disclosure on page 20 that there has been a slowdown in PIPE investments and that you are in negotiations with an investor regarding a SEPA for funds totaling $50 million to $100 million over 36 months. Given that you are pursuing alternative funding options in place of the PIPE, please tell us why you believe it is appropriate to continue presenting the disclosure throughout the registration statement as if the PIPE will occur, such as in the ownership disclosure both before and after the Business Combination, the Nasdaq Proposal which relates only to the issuance of shares in connection with a PIPE, and that the common stock issued and outstanding assumes no additional equity financing other than the PIPE. In addition, the discussions of the risks of a failure to complete the PIPE investment suggests that the PIPE financing is the only funding source you are pursuing. In the alternative, please revise the disclosure throughout so the following is clear to investors:

•	The various financing alternatives you are pursuing;

Securities and Exchange Commission

April 10, 2023

•	The likelihood that such financing is secured and the anticipated timing;

•	A summary of the material terms of such financing, to the extent known;

•	Whether you would issue shares at a discount, including a risk factor indicating that shares issued at a discount could result in negative pressure on your stock price following the Business Combination;

•	Whether and to what extent the PIPE and/or SEPA may be a possible source of dilution for shareholders who elect not to redeem their shares in connection with the business combination. To the extent that it may be a significant source of dilution, please provide disclosure of the impact of that significant source of dilution at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions; and

•	Revise the Background of the Business Combination section beginning on page 107 to include a discussion of negotiations relating to the SEPA, including background on when and why you decided to pursue this additional financing arrangement and the status of such arrangements.

Response: In response to the Staff’s comment, we have revised the disclosure in the Amended Registration Statement to discuss the financing alternatives being pursued, to make clear that obtaining such financing cannot be assured, and further disclose the potential impacts of the financing alternatives on the Company’s stock price and the dilution experienced by the Public Shareholders who elect not to redeem their shares.

8.	Please include disclosure addressing the risk that you may be deemed to be an investment company under the U.S. Investment Company Act of 1940 that is comparable to the risk factor disclosure on pages 24-25 of your Definitive Proxy Statement on Schedule 14A filed on October 27, 2022.

Response: The Amended Registration Statement has been revised on pages 76 and 77 to add the requested disclosure.

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Given the Company’s time constraints to complete the Business Combination, we would be very appreciative of the Staff’s expeditious review of the Company’s responses and updates to the Amended Registration Statement. Please contact me with any questions or follow up requests. I can be reached at 404-322-6713 or larry.shackelford@nelsonmullins.com. Thank you very much for your assistance.

Sincerely,

Larry Shackelford